Exhibit B

Transactions in the Securities of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the Common Units Representing Limited Partner Interests of the Issuer effected during the past sixty (60) days by the Reporting Persons. All such transactions were effected by the Reporting Persons in the open market and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/30/2026	5,666	10.7263
05/05/2026	2,727	11.4242
05/07/2026	2,346	10.9674
05/08/2026	200	10.91
05/14/2026	15,281	10.8955
05/18/2026	48,564	10.85
05/27/2026	100	11
05/28/2026	2,924	11.0959
05/29/2026	82,116	10.9242
06/01/2026	9,179	10.6987
06/02/2026	10,500	10.7746
06/04/2026	2,200	10.7428
06/05/2026	3,645	10.7113
06/08/2026	26,345	10.7788
06/09/2026	12,000	10.6143
06/12/2026	15,323	10.741
06/15/2026	17,767	10.6163
06/16/2026	15,708	10.4096
06/18/2026	49,116	10.2199